SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         ASSISTED LIVING CONCEPTS, INC.
                            (Name of Subject Company)

                             MP ACQUISITION CO., LLC
                            MACKENZIE PATTERSON, INC.
                                    (Bidder)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
           Howard Kaplan                      Paul J. Derenthal, Esq.
           MacKenzie Patterson, Inc.          Derenthal & Dannhauser
           1640 School Street                 One Post Street, Suite 575
           Moraga, California  94556          San Francisco, California  94104
           (925) 631-9100                     (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                     Amount of
       Valuation*                                      Filing Fee

        $650,000                                       $59.80

* For purposes of calculating the filing fee only. Assumes the purchase of 200,000 Shares at a purchase price equal to $3.25 per Share in cash.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $59.80
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidder
         Date Filed: May 22, 2002


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[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO relating to the offer by MP ACQUISITION CO., LLC (the "Purchaser") to purchase up to 200,000 shares of the Common Stock, Par Value $.01 (the "Shares") of ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the "Issuer") is hereby amended as set forth herein. Except as otherwise expressly amended hereby, the terms, conditions and disclosure set forth in the Schedule remain unchanged.

         The Expiration Date has been extended to July 7, 2002, as of which date the Offer will terminate unless it is further extended. No Shares have been tendered to Purchaser to date.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Revised Offer to Purchase dated May 22, 2002

         (a)(5)   Press Release

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2002

MP ACQUISITION CO., LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President































                                        2

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                                  EXHIBIT INDEX


Exhibit           Description                                    Page

(a)(1)   Revised Offer to Purchase dated May 22, 2002

(a)(5)   Press Release